

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Via U.S. Mail

John B. Hofman
President, Secretary, and Treasurer
Grote Molen, Inc.
322 West Griffith Road
Pocatello, Idaho 83201

> **RE: Grote Molen, Inc.**
> **Registration Statement on Form 10**
> **Filed May 14, 2010**
> **File No. 000-53979**

Dear Mr. Hoffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1.   Please note that the Form 10 goes effective 60 days after the date it was filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Marketing and Sales, page 4

2.   Please revise to disclose that your website address is www.thewondermill.com. We were unable to find the information you discuss in this section on the website you referenced.

Risk Factors, page 5

We may not be able to absorb the costs of being a public company…, page 7

3.   To the extent determinable, please revise to provide the costs estimated with becoming a public company, including pursuant to the applicable provisions of the Sarbanes-Oxley Act of 2002.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

4.   We note your table on page 14 discloses the beneficial ownership of Messrs. Hofman and Crane and states that each own 8,000,000 and 10,000,000 shares, respectively, and 18,000,000 shares collectively. However, your disclosure elsewhere such as under Item 10 on page 17 states that they own 20,000,000 shares collectively. Please conform your disclosure throughout your document and confirm the shares of common stock owned by Messrs. Hofman and Crane.

Item 7. Certain Relationships and Related Transactions, page 16

5.   We note the monthly fee under the Idaho Management Agreement is not a result of arms length negotiations and increased from $7,200 to $9,200. Please revise your disclosure to explain the factors that caused the increase in the fee and how often you intend to renegotiate this fee.

Item 15. Financial Statements and Exhibits, page 18

6.   We note your disclosure on the bottom of page 3 and under the second Risk Factor on page 5 that your business relies on Indian and Korean manufacturers. Please file your manufacturing agreements with them as exhibits or explain why you have not done so. Similarly, please file any other agreements that are material to your business such as agreements with your major customers or explain why you have not done so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Paul Fischer, Attorney-Adviser, at (202) 551-3415 with any questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

cc: Via facsimile to (801) 214-9701
        Mark N. Schneider, Esq.